December 8, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Bruce Hollingshead, President
Cascade Technologies Corp.
Suite #358 - 255 Newport Drive
Port Moody BC, CANADA

Re:      Cascade Technologies Corp.
Form SB-2, Amendment 3 filed October 28, 2005
File No. 333-124284

Dear Mr. Hollingshead:

	We have the following comments on your amended filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please reconcile the following from the "Frequent Questions" page of your website with the prospectus:
* "We began selling products on our website in October of 2005."
* "We plan on stocking millions of components including hard-to-find, highly-allocated, and obsolete, as well as commonly available parts."
* "Cascade sells semiconductors, capacitors, connectors, optoelectronics, other electronic components. We are one of the few independent distributors to offer a complete line of value-added services."

We may have further comment.

Prospectus Summary, page 5
2. Please reconcile the differences among the following: the "Defective Goods" section of the "Terms and Conditions" page of your website; the warranty policies of the suppliers with whom you have verbal agreements; and any warranty references in the prospectus, for example, under "Industry Overview" on page 23 and, also, in this section, the following statement:

"We have negotiated with our suppliers, however, warranty
agreements
similar to those issued by the manufacturer for the return of defective products by our clients. Therefore, we will be able to offer our customers a similar warranty. To date, we have only been in the organizational stages. We have had limited operations to date."
 4
Also, in your discussions of warranties in the prospectus, please address duration of any warranties.

Risk Factors, page 6
3. Please include as a risk factor the circumstances described in the third paragraph under "Our Products and Services" on page 23, which paragraph states:
"Generally, these manufacturers try to discourage their franchised distributors from selling parts to non-franchised distributors as they feel adds (sic) no value in the supply channel."

Industry Overview, page 22
4. In your description of the Semiconductor Industry Association publication which you have cited in the first paragraph of this section, please provide sufficient information for the reader to find the article without accessing the specified website, since we continue to be unable to access it. Also, as we previously requested in comment number nine of our letter dated September 27, 2005, please provide disclosure to ensure that the reader can quickly locate the relevant information within the publication or website.
5. Please clarify throughout this section and wherever else applicable in the prospectus, whether or not the following assertion applies to geographic areas within North America and, also, within the United States: "Components from manufactures (sic) are often priced differently in different geographic regions." We may have further comment.
6. Please provide the name and the country of the six suppliers who have verbally agreed to sell parts to you without requiring a deposit in advance. See Item 101(b)(5) of Regulation S-B.

Our Products and Services, page 23
7. In the fifth paragraph of this section please provide the name, city and country of each of the suppliers with whom you have negotiated a price.
In the table at the end of this section, clarify whether or not these companies are

Financial Statements

Report of Independent Registered Public Accounting Firm
8. Please advise your auditors to remove the duplicate language of "from January 16, 2004 (Date of Inception) through August 31, 2005 in the final sentences of the third paragraph of the audit opinion.

Balance Sheet, F-1
9. We note your balance sheet is labeled as unaudited; however your audit report indicates the amounts have been audited. Please advise or revise.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Angela Halac at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  Adam Shaikh
      By facsimile (702) 549-2265
Bruce Hollingshead, President
Cascade Technologies Corp.
Page 4
December 8, 2005